Filed by Juniper Industrial Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Juniper Industrial Holdings, Inc.

(Commission File No. 001-39129)

Janus International Secures Contracts with Strat Property Management Inc. and SmartStop Self Storage to Implement Nokē® Smart Entry Solutions

Two of the Industry’s Largest Owner Operators Select Nokē® by Janus as Go-Forward Smart Access Control Solution

TEMPLE, Ga.—(BUSINESS WIRE)—Janus International Group, LLC (“Janus” or the “Company”), a leading global manufacturer and supplier of turn-key building solutions and new access control technologies for the self-storage industry, announced today that two of the largest independent self-storage owner operators in North America have signed agreements to implement its Nokē® Smart Entry (“Nokē Smart Entry” or “Nokē”) smart access control and security solutions. Strat Property Management, Inc., (“SPMI”), a real estate and management firm primarily focused in the self-storage and multi-family industries, and SmartStop Self Storage REIT, Inc. (“SmartStop”), a self-managed REIT that owns and operates nearly 150 self-storage facilities, will be implementing the Nokē Smart Entry system across multiple properties in their respective portfolios.

“We are thrilled to partner with forward-thinking self-storage owner operators like SPMI and SmartStop as they look to provide a more modern, convenient, and secure experience for their customers,” said Christine DeBord, President of Nokē. “We’re excited these two industry leaders have chosen Nokē Smart Entry as their smart access control and security solution and are pleased to see such rapid growth and adoption of the solution within the industry.”

San Diego, CA. based SPMI has already implemented the Nokē system at multiple locations and have committed to equipping at least 20 percent of their 70+ store portfolio with Nokē® ONE (“Nokē ONE”) smart locks by the end of 2021. Additionally, SPMI has committed to replacing 5,000 existing unit doors with new Janus doors locks and replace 135 access control keypads with Janus’ smart “Nokēpads” to enable mobile access for customer convenience and enhanced security. Over the next three years, SPMI intends to have Nokē ONE smart locks at every location.

Don Clauson, Owner and CEO of SPMI, commented, “We look forward to refreshing our Texas and California portfolios by installing Janus’s best-in-class doors and innovative smart locking solution, as we believe that investing in our facilities is integral to delivering an excellent customer experience. We chose to partner with the Janus team on these projects because of their track record of providing industry-leading, high-quality doors and hallways as well as innovative smart security solutions. We know that the Janus team is always there to support us as we make value-add improvements to our portfolio. Janus has first class people and products and we’re committed to our ongoing partnership.”

Janus has also signed a contract with SmartStop to add approximately 5,000 Nokē smart locks across five new construction projects expected to complete construction in 2021 and early 2022. SmartStop is the tenth largest self-storage company in the U.S., with approximately $1.7 billion of real estate assets under management, including an owned and managed portfolio of 152 properties in 19 states and Toronto, Canada and comprising approximately 103,000 units and 11.6 million rentable square feet.

Wayne Johnson, President and Chief Investment Officer of SmartStop, said, “SmartStop is committed to delivering cutting-edge technologies and unparalleled service to our customers across North America. As we plan our new construction projects, we are intently focused on building modern facilities that increase efficiency for our operations team and ease of use for our customers. We are pleased to install Nokē smart locks across five of our new developments and look forward to offering our customers a higher level of security and a more convenient storage experience through innovative technology solutions.”

Janus expects to complete its business combination with Juniper Industrial Holdings, Inc. (NYSE: JIH) and become a publicly listed company soon after the special meeting of shareholders scheduled for June 3, 2021. Clearlake, an investment firm, is the largest shareholder in Janus.

For more information about Nokē, please visit: https://www.janusintl.com/products/noke.

ABOUT JANUS INTERNATIONAL

Janus International Group, LLC (www.JanusIntl.com) is the leading global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions, including: roll-up and swing doors, hallway systems, re-locatable storage units and facility and door automation technologies. The Janus team operates out of several U.S. locations and six locations internationally.

ABOUT STRAT PROPERTY MANAGEMENT

Strat Property Management, Inc. is a real estate development and management firm that focuses on the multifamily housing and self storage classes of real estate. SPMI owns and manages more than 30 apartment buildings and complexes in San Diego, California and more than 65 self storage facilities in five states. For renters, SPMI strives to create an experience that is easy, convenient, and of incredible value. As an organization, SPMI works daily to equip its team of self storage and multifamily housing professionals with everything they need to grow personally and professionally. SPMI is based in San Diego, California. For more information, please visit www.stratprop.com.

ABOUT SMARTSTOP SELF STORAGE REIT, INC. (SmartStop)

SmartStop is a self-managed REIT with a fully integrated operations team of approximately 400 self storage professionals focused on growing the SmartStop® Self Storage brand. SmartStop, through its indirect subsidiary SmartStop REIT Advisors, LLC, also sponsors other self storage programs. SmartStop is the tenth-largest self storage company in the U.S., with approximately $1.7 billion of real estate assets under management, including an owned and managed portfolio of 154 properties in 19 states and Toronto, Canada and comprising approximately 104,000 units and 11.8 million rentable square feet. SmartStop and its affiliates own or manage 17 operating self storage properties in the Ontario, Canada, which total approximately 14,300 units and 1.5 million rentable square feet. Additional information regarding SmartStop is available at www.smartstopselfstorage.com.

ABOUT CLEARLAKE

Founded in 2006, Clearlake Capital Group, L.P. is an investment firm operating integrated businesses across private equity, credit and other related strategies. With a sector-focused approach, the firm seeks to partner with experienced management teams by providing patient, long term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, technology, and consumer. Clearlake currently has approximately $38 billion of assets under management, and its senior investment principals have led or co-led over 300 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @ClearlakeCap.

ABOUT JUNIPER INDUSTRIAL HOLDINGS, INC. (NYSE: JIH)

Juniper Industrial Holdings, Inc., a Delaware corporation (“JIH” or “Juniper”), is a Special Purpose Acquisition Corporation targeting companies within the industrials sector. With $348 million in trust, Juniper was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Juniper’s management team has a proven track record of identifying market-leading technologies across the industrial spectrum, and an affinity for businesses with strong brands and mission-critical offering. The Juniper team has a robust network of relationships within industrial and investment communities built over 60+ years of combined industry experience, and a deep understanding of industrial trends. More information is available at www.juniperindustrial.com.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication is being made in connection with the proposed business combination involving Juniper and Janus under a new holding company, Janus Parent, Inc., a Delaware corporation (“Janus Parent”). In connection with the proposed transactions, Janus Parent has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) containing a definitive proxy statement of Juniper and a definitive prospectus of Janus Parent. This announcement does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Juniper’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Juniper, Janus, Janus Parent and the business combination. Janus Parent has mailed the definitive proxy statement/prospectus and other relevant materials for the proposed business combination to shareholders of Juniper as of May 4, 2021 for voting on the proposed business combination. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by Juniper and Janus Parent may be obtained free of charge from Juniper at www.juniperindustrial.com/investors. Alternatively, these documents can be obtained free of charge by directing a request to: Juniper Industrial Holdings, Inc., 14 Fairmount Avenue, Chatham, New Jersey 07928.

PARTICIPANTS IN THE SOLICITATION

Juniper, Janus and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Juniper’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Juniper is contained in Juniper’s annual report on Form 10-K for the fiscal year-ended December 31, 2020, which is available free of charge at the SEC’s web site at www.sec.gov. In addition, the documents filed by Juniper may be obtained from Juniper as described above under “Important Information and Where to Find It.”

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD LOOKING STATEMENTS

Certain statements in this communication may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this communication are forward-looking statements. When used in this communication, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, as they relate to the management team, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of the respective management of Janus and Juniper, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Juniper’s filings with the SEC including, but not limited to, the risk factors and other uncertainties set forth under “Risk Factors” in Part I, Item 1A of Juniper’s Form 10-K for the year ended December 31, 2020 and in Juniper’s other filings. There can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Janus nor Juniper is under any obligation, and each of them expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written or oral forward-looking statements attributable to Janus or Juniper or persons acting on its behalf are qualified in their entirety by this paragraph.

In addition to factors previously disclosed in Juniper’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) ability to meet the closing conditions to the merger, including approval by stockholders of Juniper on the expected terms and schedule and the risk that any regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (ii) the occurrence of any event, change or other circumstance that could cause the termination of the merger agreement or a delay in the closing of the merger; (iii) the effect of the announcement or pendency of the proposed merger on Juniper’s business relationships, operating results, and business generally; (iv) failure to realize the benefits expected from the proposed transaction; (v) risks that the proposed merger disrupts Janus’s current plans and operations and potential difficulties in Janus’s employee retention as a result of the proposed merger; (vi) the effects of pending and future legislation; (vii) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (viii) the amount of the costs, fees, expenses and other charges related to the merger; (ix) risks of the self-storage industry; (x) the highly competitive nature of the self-storage industry and Janus’s ability to compete therein; (xi) litigation, complaints, and/or adverse publicity; (xii) the ability to meet NYSE’s listing standards following the consummation of the proposed transaction and (xiii) cyber incidents or directed attacks that could result in information theft, data corruption, operational disruption and/or financial loss.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Juniper and is not intended to form the basis of an investment decision in Juniper. All subsequent written and oral forward-looking statements concerning Janus and Juniper, the proposed transaction or other matters and attributable to Janus and Juniper or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Juniper and Janus undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Contacts, Janus

Rodny Nacier/ Brad Cray

Phone: 770-562-6399

Email: IR@JanusIntl.com

Media Contacts, Janus

Phil Denning / Nora Flaherty

Media@janusintl.com

Media Contacts, Clearlake

Jennifer Hurson